UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2020

Commission File Number: 001-38863

Jumia Technologies AG

(Translation of registrant’s name into English)

Skalitzer Straße 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 10, 2020, Jumia Technologies AG will hold a conference call regarding its unaudited financial results for the quarter and ended September 30, 2020. A copy of the related press release is furnished as Exhibit 99.1 hereto.

In addition, Jumia Technologies AG files its unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2020 and the related management’s discussion and analysis of financial condition and results of operation as Exhibits 99.2 and 99.3 hereto.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibits 99.2 and 99.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-240016) of Jumia Technologies AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press release of Jumia Technologies AG dated November 10, 2020.
99.2	Unaudited interim condensed consolidated financial statements of Jumia Technologies AG as of and for the three and nine months ended September 30, 2020.
99.3	Management’s discussion and analysis of financial condition and results of operation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Sacha Poignonnec
Name:	Sacha Poignonnec
Title:	Co-Chief Executive Officer and Member of the Management Board

Date: November 10, 2020